EXHIBIT 99.1
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NEWS RELEASE

AUGUST 12, 2003

ARC ENERGY TRUST CONFIRMS SEPTEMBER 15, 2003 CASH DISTRIBUTION AMOUNT
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CALGARY, AUGUST 12, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust") confirms that the cash distribution to be paid on September 15, 2003 in respect of August production, for unitholders of record on August 31, 2003 will be $0.15 per trust unit. The ex-distribution date is August 27, 2003.

As at August 12, 2003, the Trust's trailing twelve-month cash distributions, including the previously declared August 15, 2003 payment, total CAD $1.70 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $2.5 billion. For the remainder of 2003, the Trust currently estimates oil and gas production of over 56,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600                Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9